UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of December 2010

Commission File Number: 001-14974

1-5, rue Jeanne d'Arc

92130 Issy-les-Moulineaux

France

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F    Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Note: Regulation S-T Rule 101 (b) (1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Note: Regulation S-T Rule 101 (b) (7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rule of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     No

If “yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82- ______

Exhibits

Exhibit 1   Press Release, “Technicolor Announces the Redemption of the Disposal Proceeds Notes and Tranche I of the Notes Redeemable in Shares”, dated December 29, 2010.

Exhibit 2   Press Release, “Technicolor Receives a Binding Offer from PARTER Capital Group for Grass Valley Transmission Business”, dated December 23, 2010.

Exhibit 3   Press Release, “Technicolor Provides Full 3D Services for Warner Home Video Blu-ray™ 3D Titles”, dated December 14, 2010.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Technicolor
	By:	/s/ Carole Jais
	Name:	Carole Jais
Date: December 30, 2010	Title:	General Secretary

Exhibit 1

PRESS RELEASE

Technicolor Announces the Redemption of the Disposal Proceeds Notes and Tranche I of the Notes Redeemable in Shares

Paris (France) – 29 December 2010 – In accordance with its sauvegarde plan and the resolutions adopted by the General Shareholders’ Meeting of 27 January 2010, Technicolor (Euronext Paris: TCH; NYSE: TCH) announces that on 31 December 2010 it will redeem tranche I of the Notes Redeemable in Shares (NRS) and the Disposal Proceeds Notes (DPN) issued on 26 May 2010.

These redemptions, which were expected as a result of the capital market operations which occurred earlier this year, are in accordance with the timetable and terms of the securities issued on 26 May 2010 pursuant to the Group’s financial restructuring, and whose terms were communicated in the Note d’Opération approved by the Autorité des Marchés Financiers on 27 April 2010.

Pursuant to these redemptions, the Company will issue 95,196,744 new shares, which will bring the total number of shares of the Company to 174,846,625 shares as of 31 December 2010.

Redemption of the NRS I

The Company will redeem on 31 December 2010 313,890,656 NRS I out of a total of 319,219,813 NRS I, through the issuance of 45,196,744 new shares. In accordance with the terms and conditions of the NRS I, the redemption will be made at the rate of 0.144 new shares for each NRS I (including interest).

The redemption of a total of 5,328,181 NRS I, representing approximately 1.7% of the tranche I, was deferred until 31 December 2011 at the request of the holders. Pursuant to the terms of the NRS, the notes whose redemption was deferred will not receive interest during the deferral period, except in the event of a dividend distribution.

The total number of NRS remaining outstanding amounts to 324,547,477 NRS, maturing on 31 December 2011, which will result at that time in the issuance of approximately 51 million of new shares

Redemption of the DPN

The Company will redeem on 31 December 2010 the entirety of the DPN for an amount of €265,053,696 (including interest). In accordance with the DPN terms and conditions, the redemption will be made in cash and new shares as follows:

•

Amount redeemed in cash : €52,303,696, including the proceeds from the disposal of Screenvision US announced on 14 October 2010;

•

Amount redeemed in new shares: €212,750,000, corresponding to 50 million new shares with a nominal value of €1 issued at €4.255 per share, calculated on the basis of the volume weighted average price per share from November 3 to December 28, inclusive. This redemption is made in accordance with paragraph 4.4.9 of the Note d’Opération dated as of 27 April 2010, and within the limit authorized by the 9th resolution of the General Shareholders’ Meeting of 27 January 2010.

In addition, pursuant to the provisions of the French Monetary and Financial Code, and in connection with its quarterly financial information for the third quarter of 2010, the Company indicates that its financial debt and cash at 30 September 2010 were close to the 30 June 2010 levels. The net debt as per the financial statements at 30 June 2010 amounted to €1,276 million, including the DPN maturing on 31 December 2010, and the net cash situation amounted to 416 million euros at 30 June 2010.

Finally, given the business activity in the fourth quarter 2010, the Group confirms that it anticipates revenue growth for continuing activities in the fourth quarter of 2010 compared to the fourth quarter of 2009 at constant currency, and adjusted EBITDA1 as a percentage of revenues slightly up in the second half of 2010 compared to the second half of 2009.

***

Technicolor is a company listed on NYSE Euronext Paris and NYSE stock exchanges, and this press release contains certain statements that constitute "forward-looking statements" within the meaning of the "safe harbor" of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on management's current expectations and beliefs and are subject to a number of risks and uncertainties that could cause actual results to differ materially from the future results expressed, forecasted or implied by such forward-looking statements. For a more complete list and description of such risks and uncertainties, refer to Technicolor’s filings with the U.S. Securities and Exchange Commission and its filings with the French Autorité des marchés financiers.

***

About Technicolor

Technicolor is home to industry-leading creative and technology professionals committed to the creation, management and delivery of entertainment content to consumers around the world. Propelled by a culture of innovation and underpinned by a dedicated research organization, the company’s thriving licensing business possesses an extensive intellectual property portfolio focused on imaging and sound technologies. Serving motion picture, television, and other media clients, the company is a leading provider of high-end visual effects, animation, and postproduction services. In support of network service providers and broadcasters globally, Technicolor ranks among the worlds’ leading suppliers of digital content delivery services and home access devices, including set-top boxes and gateways. The company also remains a large physical media service provider, being one of the world’s largest film processors and independent manufacturers and distributors of DVDs and Blu-ray™ discs.

Euronext Paris: TCH    •   NYSE: TCH    •   www.technicolor.com

Press contacts: +33 1 41 86 53 93

technicolorpressoffice@technicolor.com

Investor relations: +33 1 41 86 55 95

investor.relations@technicolor.com

1 EBITDA from continuing activities minus restructuring and impairment charges, and minus other income and expenses.

Exhibit 2

PRESS RELEASE

Technicolor Receives a Binding Offer from PARTER Capital Group for Grass Valley Transmission Business

Paris (France), December 23, 2010 – Technicolor (Euronext Paris: TCH; NYSE: TCH) has received a fully documented binding offer from PARTER Capital Group, a private equity investment consultancy firm based in Germany, focused on traditional technology driven industries, for the acquisition of the Transmission business, operating under the Thomson Broadcast brand.

As announced early 2010, the Grass Valley perimeter has been reorganized in three distinct activities: broadcast, transmission and head-end, and is undergoing a restructuring launched end of March 2010. With regard to the Broadcast activity, the sale to Francisco Partners was announced on July 26, 2010.

The Transmission activity provides transmission products for terrestrial television and radio. With 291 employees operating in 5 countries, this activity recorded revenues of about 43 million Euros in 2009. In 2009, before restructuring, the Transmission activity accounted for 11% of the total Grass Valley perimeter revenues and 26% of the operating loss.

Key Elements of the Offer

•

The scope of the offer includes all assets and employees of the Transmission Business. This comprises the entire product portfolio: television and radio transmitter product lines, antennas, and scientific applications, as well as the associated R&D centers and sites worldwide. The offer also comprises sales and customer support organizations around the world, systems activities, and the various management and support functions.

•

PARTER Capital Group will also enter a trademark agreement with Technicolor for the use of the Thomson trademark.

•

The offer values the Transmission business for a non-material amount.

•

Based on the book value of the assets, the Group expects to register a non-cash loss for this disposal in its 2010 financial statements.

•

Given the structure of the offer, Technicolor will not receive cash proceeds from this disposal which can be applied to the company’s Disposal Proceeds Notes, maturing 31 December 2010.

The transaction is expected to close in the first quarter of 2011, subject to the relevant customary regulatory administrative approvals and consultations.

***

Technicolor is a company listed on NYSE Euronext Paris and NYSE stock exchanges, and this press release contains certain statements that constitute "forward-looking statements" within the meaning of the "safe harbor" of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on management's current expectations and beliefs and are subject to a number of risks and uncertainties that could cause actual results to differ materially from the future results expressed, forecasted or implied by such forward-looking statements. For a more complete list and description of such risks and uncertainties, refer to Technicolor’s filings with the U.S. Securities and Exchange Commission and its filings with the French Autorité des marchés financiers.

***

About Technicolor

Technicolor is home to industry-leading creative and technology professionals committed to the creation, management and delivery of entertainment content to consumers around the world. Propelled by a culture of innovation and underpinned by a dedicated research organization, the company’s thriving licensing business possesses an extensive intellectual property portfolio focused on imaging and sound technologies. Serving motion picture, television, and other media clients, the company is a leading provider of high-end visual effects, animation, and postproduction services. In support of network service providers and broadcasters globally, Technicolor ranks among the worlds’ leading suppliers of digital content delivery services and home access devices, including set-top boxes and gateways. The company also remains a large physical media service provider, being one of the world’s largest film processors and independent manufacturers and distributors of DVDs and Blu-ray™ discs.

Euronext Paris: TCH    •    NYSE: TCH    •    www.technicolor.com

Press contacts: +33 1 41 86 53 93

technicolorpressoffice@technicolor.com

Investor relations: +33 1 41 86 55 95

investor.relations@technicolor.com

Exhibit 3

PRESS RELEASE

Technicolor Provides Full 3D Services for

Warner Home Video Blu-ray™ 3D Titles

Paris (France), Hollywood (California) – December 14, 2010 – Technicolor (Euronext Paris: TCH; NYSE: TCH) today announced that it has provided compression, authoring and 3D subtitling services for Warner Home Video’s Blu-ray™ 3D titles, including Cats & Dogs: The Revenge of Kitty Galore, Clash of the Titans, The Polar Express, IMAX®: Deep Sea 3D, IMAX® Under the Sea 3D and IMAX®: Space Station 3D.

Warner Bros.’ major retail offering remains the most Blu-ray 3D discs to be released by any studio this year, with the entire slate of 3D titles having arrived in stores on November 16, 2010, National Blu-ray 3D Day.

“We continue to lead the way in Blu-ray 3D services and remain focused on quality and efficiency,” Said Chuck Parker, president of Technicolor’s Digital Content Delivery division. “We continue to further reduce our production times for Blu-ray 3D by more than 50%, and we are even closer to matching the production times of a typical 2D Blu-ray Disc.”

Technicolor provides full turn-key Blu-ray 3D services utilizing its first-to-market, high-quality MVC compression tool, 3D authoring and programming with BD-JIVE and its advanced depth analysis tool for 3D subtitles and graphics.  All tools were developed in house leveraging Technicolor’s Research and Innovation resources. Technicolor’s 3D design services have also provided cutting edge on-screen 3D graphics for broadcast and Blu-ray Disc titles.

About Technicolor

Technicolor is home to industry-leading creative and technology professionals committed to the creation, management and delivery of entertainment content to consumers around the world. Propelled by a culture of innovation and underpinned by a dedicated research organization, the company’s thriving licensing business possesses an extensive intellectual property portfolio focused on imaging and sound technologies. Serving motion picture, television, and other media clients, the company is a leading provider of high-end visual effects, animation, and postproduction services. In support of network service providers and broadcasters globally, Technicolor ranks among the worlds’ leading suppliers of digital content delivery services and home access devices, including set-top boxes and gateways. The company also remains a large physical media service provider, being one of the world’s largest film processors and independent manufacturers and distributors of DVDs and Blu-ray™ discs.

Euronext Paris: TCH    •    NYSE: TCH    •    www.technicolor.com

Press contacts: +33 1 41 86 53 93

technicolorpressoffice@technicolor.com

Investor relations: +33 1 41 86 55 95

investor.relations@technicolor.com

Technicolor Industry Analyst Relations:

industryanalystrelations@technicolor.com